UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

East Stone Acquisition Corporation

(Name of Issuer)

Ordinary share, no par value

(Title of Class of Securities)

G2911D108

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2911D108		Page 2 of 6 Pages
1		NAMES OF REPORTING PERSONS:
Meteora Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 657,800
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 657,800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
657,800
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
9.3% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IA

(1) The percent of class computations are based on 7,065,178 ordinary shares, no par value, as of December 6, 2021 as reported on the Form 10-Q/A of the Issuer, which was filed with the SEC on December 7, 2021.

CUSIP No. G2911D108		Page 3 of 6 Pages
1		NAMES OF REPORTING PERSONS:
Vik Mittal
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 657,800
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 657,800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
657,800
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
9.3% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

(1) The percent of class computations are based on 7,065,178 ordinary shares, no par value, as of December 6, 2021 as reported on the Form 10-Q/A of the Issuer, which was filed with the SEC on December 7, 2021.

Page 4 of 6 Pages

Item 1(a)	Name of Issuer:

East Stone Acquisition Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices:
25 Mall Road, Suite 330, Burlington, MA 01803
Item 2(a)	Name of Person Filing:

This statement is filed by:

(i)       Meteora Capital, LLC, a Delaware limited liability company (“Meteora Capital”) with respect to the ordinary shares (as defined in Item 2(d)) held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the “Meteora Funds”); and;

(ii) Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the ordinary shares held by the Meteora Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the ordinary shares reported herein.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for each of the Reporting Persons is: 840 Park Drive East, Boca Raton, FL 33444
Item 2(c)	Citizenship:

Meteora Capital is a Delaware limited liability company. Vik Mittal is a United States citizen.
Item 2(d)	Title of Class of Securities:

Ordinary share, no par value
Item 2(e)	CUSIP Number:

G2911D108
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) □ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) □ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) □ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) □ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) □ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) □ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 6 Pages

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person and elsewhere in this Schedule 13G are based on 7,065,178 ordinary shares, no par value, as of December 6, 2021 as reported on the Form 10-Q/A of the Issuer, which was filed with the SEC on December 7, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certifications.
Not applicable

Exhibits

99.1       Joint Filing Agreement

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2022

Meteora Capital, LLC
By: /s/ Vik Mittal
Name: Vik Mittal
Title: Managing Member

Vik Mittal
By: /s/ Vik Mittal
Name: Vik Mittal